650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

October 13, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Chris Edwards
Erin Jaskot
Keira Nakada
Jim Rosenberg

Re:	Denali Therapeutics Inc.
Draft Registration Statement on Form S-1
Submitted on September 8, 2017
CIK No. 0001714899

Ladies and Gentlemen:

On behalf of our client, Denali Therapeutics Inc. (“Denali” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 5, 2017 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on September 8, 2017.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Please balance the statement that you discover and develop therapeutics to defeat degeneration with the fact that you are a clinical stage biopharmaceutical company and that your lead product candidate is in Phase 1 clinical development.

The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 80 and 100 of the Registration Statement to address the Staff’s comment.

AUSTIN    BEIJING    BOSTON    BRUSSELS     HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

October 13, 2017

2.	Please clarify the meaning of any significant scientific or technical terms the first time they are used in the prospectus in order to ensure that lay readers will understand the disclosure. For example, and without limitation, please define each of the following at their first use in this section or where appropriate in the prospectus:

•	biomarkers
•	kinase
•	RNA
•	proteinopathy
•	metabolic homeostasis
•	reagents and assays
•	IDS
•	CSF
•	PK/PD

Further, we note your use of the term degenogenes. Please tell us whether this is a commonly used scientific term or whether it is a term you developed. To the extent you developed this term, please clearly state this in your disclosure.

The Company respectfully advises the Staff that it has revised the disclosure in the Registration Statement to address the Staff’s comment. The Company coined the term “degenogenes” and has revised the disclosure on pages 2, 80 and 100 of the Registration Statement to clarify this. In order to keep the prospectus summary of the Registration Statement as succinct as possible, the Company has not added new definitions to that section, but instead defined the significant scientific and technical terms the first time they are used in the prospectus following the prospectus summary and again in the business section of the prospectus. The Company has also added a glossary of terms, referenced on page 1 of the Registration Statement in the prospectus summary and beginning on page 213 of the Registration Statement, for ease of reference which sets forth each of the significant scientific and technical terms that are defined in the prospectus.

Our Strategy, page 2

3.	We note your discussion of biomarker-driven development and your intention to select the “right” patient population. Please explain whether this approach will limit the potential market for your product candidates as it appears your product candidates may only be tested on a subset of patients with the disease indications you are targeting.

The Company respectfully advises the Staff that it has revised the disclosure on pages 4 and 112 of the Registration Statement to clarify that biomarker-driven development is expected to enable the identification of patients with the relevant disease biology and stage of disease likely to benefit from targeted therapy and may increase the likelihood of success of the Company’s clinical trials. By reducing the number of patients that are likely to experience a low treatment response, the Company expects an increase in market uptake of these targeted therapies driven by high and meaningful response rates within the targeted populations as defined by the patient selection biomarkers. In addition, the Company addresses its biomarker strategy in the risk factors section of the Registration Statement, noting on page 18 that its strategy, including its strategy to identify and develop biomarkers to select the right patient population, may not be successful, and on page 14 that it may not generate significant revenue if the number of addressable patients is not as significant as the Company anticipates.

Securities and Exchange Commission

October 13, 2017

Our Programs, page 4

4.	Please revise the pipeline chart on page 5 and 101 to indicate the three phases of clinical development and that DNL201 is in the beginning of Phase 1. Please also indicate that the Phase 1 trial is subject to a partial clinical hold instituted by the FDA, including the circumstances leading to the clinical hold.

The Company respectfully advises the Staff that it has revised the pipeline chart on pages 5 and 101 of the Registration Statement to indicate the three phases of clinical development and to show that DNL201 is in the beginning of Phase 1 clinical development. The Company has also revised the disclosure on page 102 of the Registration Statement to further clarify the stages of clinical development of its most advanced product candidates, and to indicate that the Phase 1 clinical trial for DNL201 is subject to a partial clinical hold instituted by the FDA. The Company also respectfully advises the Staff that disclosure regarding the circumstances leading to the partial clinical hold is set forth on page 119 of the Registration Statement. The Company respectfully advises the Staff that, because of the nature of the partial clinical hold and existing disclosure in the Registration Statement, it has not included additional disclosure of the partial clinical hold in the prospectus summary.

5.	We note your statement that data from your Phase 1 study for DNL201 will, if positive, demonstrate your ability to safely deliver DNL201 to the brain and drive therapeutic efficiency. Safety and efficacy determinations are solely within the FDA’s authority. As your product candidate has not received FDA approval, it is premature to state that Phase 1 data will show that it is safe or effective.

The Company respectfully advises the Staff that it has removed such disclosure on pages 5, 112 and 120 of the Registration Statement in response to the Staff’s comment.

6.	Please balance your disclosure that you have a broad patent portfolio supporting your core programs with the fact that you do not own or in-license any issued patents relating to certain of your antibodies and enzymes and certain aspects of your BBB platform technology.

The Company respectfully advises the Staff that it has removed such disclosure on pages 5 and 101 of the Registration Statement in response to the Staff’s comment.

Implications of Being an Emerging Growth Company, page 7

7.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment. To the extent that it relies upon Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), the Company will

Securities and Exchange Commission

October 13, 2017

supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d), whether or not they retain copies of the communications.

Risk Factors

We may encounter substantial delays in our clinical trials . . ., page 19

8.	Please disclose the particular findings that led to the FDA’s institution of a partial clinical hold in your Phase 1 trial of DNL201. Please also state the anticipated impact on the clinical development of DNL201 if the FDA does not lift or change the exposure cap. Please also disclose, to the extent material, any potential adverse effect of a similar exposure cap in your DNL151 trial, given that you plan to proactively propose such a cap.

The Company respectfully advises the Staff that disclosure regarding the particular findings that led to the FDA’s institution of a partial clinical hold in the Company’s Phase 1 clinical trial of DNL201 is set forth on page 119 of the Registration Statement. The Company has further revised the disclosure on page 119 to clarify that if the exposure cap for DNL201 is not lifted, and we do not determine to lift a similar exposure cap in the Company’s DNL151 trials, the Company will not be able to evaluate doses and exposures that would potentially achieve higher degrees of LRRK2 kinase inhibition. Additionally, the Company has revised the disclosure on page 20 of the Registration Statement to also address the Staff’s comment.

Use of Proceeds, page 70

9.	It appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of your product candidates through regulatory approval and commercialization. Please revise to make this clear and disclose the sources of other funds needed to reach regulatory approval and commercialization for each product candidate. Refer to Instruction 3 to Item 504 of Regulation S-K.

The Company respectfully advises the Staff that it has revised the disclosure on pages 70 and 71 of the Registration Statement to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 94

10.	We may have additional comments on your accounting for equity issuances including stock based compensation and convertible instruments. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

Securities and Exchange Commission

October 13, 2017

The Company respectfully acknowledges the Staff’s comment. At this time, the Company and the lead underwriters have not determined the initial public offering price range. When the initial public offering price range is determined, the Company intends to supplementally provide the requested information to the Staff.

Business, page 100

11.	We note your statement on page 102, and elsewhere in the prospectus, that an antibody engineered with your ATV technology demonstrated over 20-fold greater brain penetration than a control antibody not enabled by the technology. Please balance your disclosure by indicating whether you have consistently demonstrated such an increase in brain penetration throughout your studies, or if this is a single incident limited to this study. To the extent that you have achieved materially different increases in brain penetration, please also disclose those results.

The Company respectfully advises the Staff that it has revised the disclosure on pages 4, 102 and 109 of the Registration Statement to address the Staff’s comment. The Company has conducted three studies of a TfR humanized mouse knock-in model to demonstrate proof-of-concept of the ATV platform technology. In these studies, a BACE1 antibody engineered with the Company’s ATV technology was able to achieve brain penetration between approximately 10-fold and 39-fold higher than a control BACE1 antibody not enabled by the ATV technology, with an average brain penetration 20-fold higher.

Intellectual Property, page 139

12.	Please expand your disclosure of your patents licensed from F-star and VIB and the patents covering DNL151 to discuss the type of patent protection you have (e.g., composition of matter, use or process).

The Company respectfully advises the Staff that it has revised the disclosure on pages 140 and 141 of the Registration Statement to address the Staff’s comment.

Scientific Advisory Board, page 159

13.	Please expand your disclosure to clarify how and to what extent members of the advisory board are compensated.

The Company respectfully advises the Staff that it has revised the disclosure on page 169 of the Registration Statement to address the Staff’s comment.

Securities and Exchange Commission

October 13, 2017

Notes to Consolidated Financial Statements

5. License and Collaboration Agreements

F-Star, page F-15

14.	On page F-18, you state that the upfront payments of $0.5 million and $5.5 million and the obligation to fund certain future research costs represent your maximum exposure to loss under the arrangements with F-star. Please tell us why you do not consider the technical milestone payments for each Accepted Fcab Target and monthly exclusivity fees for each Accepted Fcab Target in your exposure under the agreement. In this regard, your upfront payment included selection of the first Accepted Fcab Target.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that “certain research costs” was intended to include all amounts that the Company may pay under the arrangements pre-commercialization. The Company has revised the disclosure on pages F-18 and F-46 of the Registration Statement to clarify the various potential future costs included in the Company’s maximum exposure to loss and to clarify that these costs cannot be quantified at this time.

General

15.	We note that you have requested confidential treatment for agreements that will be filed as exhibits to the registration statement. We will send any comments on your application for confidential treatment under separate cover.

The Company respectfully acknowledges the Staff’s comment and understands that comments to the Company’s confidential treatment request will be provided separately.

16.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once available, it will supplementally provide the Staff with copies of additional graphics and artwork it intends to use, if any.

* * * *

Securities and Exchange Commission

October 13, 2017

Please direct any questions with respect to this confidential submission to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries

Tony Jeffries

cc:	Ryan J. Watts, Ph.D., Denali Therapeutics Inc.

Steve E. Krognes, Denali Therapeutics Inc.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Catherine Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Stephen Salmon, Davis Polk & Wardwell LLP